UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-31803
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR
For Period Ended: September 30, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Full name of registrant            Transmeta Corporation
Former name if applicable

Address of principal executive office (Street and number) 2540 Mission College Blvd.
City, state and zip Code Santa Clara, CA 95054
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Transmeta Corporation (the “Registrant”) requires additional time to complete the review and processing of its report on Form 10-Q for its fiscal quarter ended September 30, 2008. Registrant is unable to complete its review of certain information that is required to complete its Form 10-Q by November 10, 2008, the initial filing date, without unreasonable effort or expense. The Registrant expects to file its completed quarterly report on Form 10-Q on or before November 17, 2008.
PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John O’Hara Horsley	(408)	919-3000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes      ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant anticipates that its statement of operations for its fiscal quarter ended September 30, 2008, which is the period of the subject report, will reflect significant changes in its results of operations for that period as compared to its results of operations for the corresponding fiscal quarter ended September 30, 2007. For the fiscal quarter ended September 30, 2007, Registrant reported net revenue of $44,000, which included $1,000 of license revenue and $43,000 of service revenue reflecting Registrant’s completion of major customer programs as Registrant implemented its plan to discontinue pursuing engineering services as a separate line of business in 2007. By comparison, during the fiscal quarter ended September 30, 2008, Registrant had service revenue of $0 but substantially increased license revenue and income relating to material licensing agreements that Registrant announced by press release and in reports filed on Form 8-K during that same period. The Registrant otherwise respectfully submits that its results of operations for its fiscal quarter ended September 30, 2008 should properly be presented in full, within the context of its consolidated financial statements and its report on Form 10-Q.

Transmeta Corporation (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2008	By	/s/ JOHN O’HARA HORSLEY John O’Hara Horsley
Executive Vice President, General Counsel & Secretary